UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Regulation FD Disclosure

On June 22, 2026, MDJM LTD issued a press release confirming that its Class A ordinary shares, par value US$0.875 per share, are currently quoted on the OTCQB Venture Market under the ticker symbol “UOKAF.” A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “MDJM LTD Confirms Its Securities Are Quoted on the OTCQB Venture Market” dated June 22, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 22, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors